FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 30, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

FINAL RNS - 30 May 2018

The Royal Bank of Scotland Group plc

Director Change

RBS announces that Ewen Stevenson has resigned from his role as Chief Financial Officer and Executive Director to take up an opportunity elsewhere.

The effective date of his departure will be confirmed in due course but he will remain in his position to oversee an orderly handover of his responsibilities.  The search for a successor will commence immediately.

Chairman Howard Davies said:
"The Board and I are sorry to learn that Ewen has decided to move elsewhere.  He will go with our thanks for a job well done and our good wishes."

Chief Executive Ross McEwan added:
"For the past four years Ewen has worked tirelessly with me and my executive team to make RBS a much simpler, safer and more customer focussed business and to resolve a number of major legacy challenges.  When Ewen leaves RBS he will go with my enormous thanks and best wishes, he has been a fantastic CFO."

For further information, please contact:

Investor Relations
Matt Waymark
Head of Investor Relations
+44 (0) 207 672 1758

RBS Media Relations
+44 (0) 131 523 4205

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS and its subsidiaries' regulatory capital position and requirements, financial position, future pension funding and contribution requirements, ongoing litigation and regulatory investigations, profitability and financial performance (including financial performance targets), structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS's restructuring and transformation programme, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS's exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2017 Annual Report and Accounts (ARA). The forward-looking statements contained in this document speak only as of the date of this document and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

MAR - Inside Information

This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR).  For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Matt Waymark, Head of Investor Relations for The Royal Bank of Scotland Group.

Legal Entity Identifier
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
National Westminster Bank Plc	213800IBT39XQ9C4CP71

Date: 30 May 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary